Exhibit 6.4

FIRST AMENDMENT TO JOINT DEVELOPMENT AGREEMENT,

ACKNOWLEDGEMENT AND AGREEMENT

THIS FIRST AMENDMENT TO JOINT DEVELOPMENT AGREEMENT, ACKNOWLEDGEMENT AND AGREEMENT (this “Amendment”) is entered into this 10th day of March, 2017, by and between RAYTON SOLAR INC., a Delaware corporation located at 920 Colorado Avenue, Santa Monica, CA 90401 (“Rayton”), and PHOENIX NUCLEAR LABS LLC, a Wisconsin limited liability company located at 2555 Industrial Drive, Monona, WI 53713 (“PNL”). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Development Agreement (as defined below).

RECITALS

WHEREAS, Rayton and PNL entered into that certain Joint Development Agreement dated August 11, 2014 (the “Development Agreement”);

WHEREAS, the Development Agreement provided that within eighteen (18) months of the Effective Date, the Parties shall have negotiated in good faith to execute and deliver a supply agreement with a term of five (5) years in the form attached as Exhibit 8 (though labeled Exhibit 9) thereto; however, the Parties did not timely execute and deliver the Supply Agreement;

WHEREAS, Phase I of the Project has been completed by the Parties, and the Parties desire to commence Phase II of the Project;

WHEREAS, in connection with Phase II of the Project, PNL has delivered to Rayton, that certain Quotation dated February 24, 2017, together with Terms and Conditions of Sale (the “Terms and Conditions of Sale”) and the document titled “Rayton Solar Requirements Specification” (the “Rayton Requirements”), attached hereto as Exhibit A (collectively, the “Quote”);

WHEREAS, pursuant to Section 14.5 of the Development Agreement, the Development Agreement may not be amended except by a writing signed by both Parties; and

WHEREAS, the Parties desire to make certain acknowledgements and amend the Development Agreement on the terms and conditions set forth herein.

AGREEMENT

1.	Phase II of the Project. The Parties hereby acknowledge and agree that: (a) the Rayton Requirements shall constitute the Specifications for the Prototype; (b) the price set forth on the first page of the Quote (i.e., $2,385,000) shall constitute the Final Prototype Price; (c) upon the Start Date (as defined below), Phase II of the Project shall begin; and (d) Section 4.2.3 of the Development Agreement shall be deleted in its entirety and the following language shall be inserted in lieu thereof:

“4.2.3 Schedule of Payment of Final Prototype Price. The Final Prototype Price shall be paid by Rayton to PNL according to the following timeline: (1) 5% of the Final Prototype Price shall be paid by Rayton to PNL on or before March 14, 2017 (the “Start Date”), (2) 20% of the Final Prototype Price shall be due by Rayton to PNL upon completion of the system level requirements, the completion of which PNL will communicate to Rayton via email, (3) 35% of the Final Prototype Price shall be due by Rayton to PNL upon Final Design Review, (4) 30% of the Final Prototype Price shall be due by Rayton to PNL upon the factory acceptance test (to be developed after the Start Date, as contemplated by the Specifications) and (5) 10% of the Final Prototype Price shall be due by Rayton to PNL upon the site acceptance test (to be developed after the Start Date, as contemplated by the Specifications). Each of the payments required by items (2)-(5) of this Section 4.2.3 shall be paid by Rayton to PNL within thirty (30) days of the date of PNL’s invoice therefor.”

2.	Exhibit 1. Exhibit 1 to the Development Agreement is hereby amended to add a new Section 1.61 as set forth below:

1.61 “Start Date” shall have the meaning ascribed to it in Section 4.2.3.

In addition, Section 1.14 of Exhibit 1 to the Development Agreement shall be deleted in its entirety and the following language shall be inserted in lieu thereof:

1.14 “Field” shall mean cleaving float zone silicon for use in solar cell manufacturing.

3.	Supply Agreement Delay. The Parties acknowledge and agree that the Supply Agreement was not entered into by the deadline set forth in the Development Agreement, and the Parties hereby waive any breach by the other Party for the failure to timely execute the Supply Agreement by that date which was eighteen (18) months following the Effective Date as required by Section 8 of the Development Agreement. The Parties hereby amend Section 8 of the Development Agreement by deleting the first sentence of Section 8 in its entirety and inserting the following language in lieu thereof:

“Within eight (8) months following the Start Date, the Parties shall have negotiated in good faith to execute and deliver a supply agreement with a term of five (5) years in substantially the form attached hereto as Exhibit 8 (the “Supply Agreement”) pursuant to which PNL agrees to supply to Rayton and Rayton agrees to purchase from PNL all of the requirements of Rayton for Accelerators (and, in no event, fewer than six (6) Accelerators in the first three (3) years of the term of the Supply Agreement); provided, that the Prototype meets the Specifications therefor.”

4.	Supply Agreement. Exhibit 8 of the Development Agreement is hereby replaced with the Supply Agreement attached hereto as Exhibit 8.

5.	Quote. The Parties acknowledge and agree that the sale of the Prototype by PNL to Rayton shall be subject to the Terms and Conditions of Sale. In addition, the Parties acknowledge that it was contemplated that terms and conditions of sale would be attached to Exhibit B of the form of Supply Agreement attached to the Development Agreement; however, terms and conditions of sale were not attached to such Exhibit B at the time of the execution of the Development Agreement. The Parties hereby agree that the Terms and Conditions of Sale shall constitute the terms and conditions of sale for purposes of the form of the Supply Agreement attached to the Development Agreement, and the Terms and Conditions of Sale shall be deemed attached to such Exhibit B.

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6.	Miscellaneous.

(a.) Remaining Provisions. Except as set forth in this Amendment, all of the remaining provisions of the Development Agreement shall remain in full force and effect. All references to the Development Agreement shall be deemed to refer to the Development Agreement as amended hereby. This Amendment shall be binding upon and inure to the benefit of the permitted successors and assigns of the Parties.

(b.) Severability. In the event that any one or more of the provisions of this Amendment shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

(c.) Governing Law. Any questions, claims, disputes or litigation arising from or related to the making or performance of this Amendment, or to any available remedies, shall be governed by the laws of the State of Wisconsin, without regard to Wisconsin’s conflicts of law provisions.

(d.) Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Counterparts signed by a Party and returned to the other Parties via facsimile or portable document format (pdf) shall be deemed to be an original signature.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties hereto have executed this Amendment effective as of the day, month and year first-above written.

RAYTON:

RAYTON SOLAR INC.:

By:	/s/ Andrew Yakub
Name:	Andrew Yakub
Title:	CEO

PNL:

PHOENIX NUCLEAR LABS LLC:

By:	/s/ Ross Radel
Name:	Ross Radel
Title:	President

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Exhibit A

Quote

See attached.

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Exhibit 8

Form of Supply Agreement

This Supply Agreement (“Agreement”) is entered into this 10th day of March, 2017 by and between Phoenix Nuclear Labs LLC, a Wisconsin limited liability company located at 2555 Industrial Drive, Monona, WI 53713 (“Supplier”), and Rayton Solar Inc., a Delaware corporation located at 25129 The Old Road, Suite 207, Stevenson Ranch, CA 91381 (“Buyer”).

WITNESSETH:

WHEREAS, Buyer is in the business of manufacturing and marketing solar panels, and Supplier is in the business of, among other things, developing and producing accelerator systems that utilize microwave ion sources (“MWS”); and

WHEREAS, Buyer and Supplier have previously entered into that certain Joint Development Agreement dated as of August 11, 2014, as amended on March 10th, 2017 (the “Development Agreement”), pursuant to which Supplier, with collaboration from Buyer, has developed a 100mA ion source accelerator unit with voltage between 300kV and 600kV (the “Accelerator”).

WHEREAS, Buyer has requested that Supplier manufacture and sell to Buyer Accelerators meeting the specifications set forth on Exhibit A (the “Products”); and

WHEREAS, Supplier desires to manufacture and sell the Products to Buyer, and Buyer desires to Purchase the Products from Supplier.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth herein, the parties agree as follows:

1.       PURCHASE AND SALE OF PRODUCTS

(a.)     Requirements; Minimum Purchase Quantity. During the term of this Agreement, Buyer shall purchase from Supplier all of Buyer’s requirements for the Products (and, in no event, fewer than six (6) Products in the first three years of the term of this Agreement).

(b.)     Exclusivity. During the term of this Agreement, provided that Buyer purchases and pays for at least one Product during each year of the term of this Agreement (the “Minimum Exclusivity Purchase Requirement”), Supplier hereby agrees that it shall not sell the Products to any party other than Buyer in the field of cleaving float zone silicon for use in solar cell manufacturing (the “Field”). In the event that (i) Buyer fails to make any payment when due under this Agreement or the Development Agreement, (ii) this Supply Agreement ceases to be in effect for any reason or (iii) Buyer fails to meet the Minimum Exclusivity Purchase Requirement at any time, then Supplier shall be permitted to sell the Products to any third party, whether inside or outside of the Field.

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(c.)    Independent Contractors. The relationship between the parties is that of vendor to customer, as independent contractors. Neither party is an agent, employee, partner or joint venturer of the other for any purpose, nor is either party authorized to make any commitment on behalf or in the name of the other. Neither party shall misrepresent its status or authority.

(d.)    Price, Delivery and Other Commercial Terms.

(a)       Price to Buyer. The price to Buyer for each Product shall be equal to the Final Unit Price as determined by written agreement of the parties pursuant to the Development Agreement (the “Product Price”). Supplier shall have the right thereafter to increase the Product Price from time to time due to increases in the cost of raw materials, the effective date of any such price increases to be any date after the third anniversary of the date of this Agreement; provided, however, that Supplier shall give Buyer sixty (60) calendar days written notice of any such price increase.

(b)       Delivery and Shipment. All deliveries shall be made F.O.B. Supplier’s facility in Monona, Wisconsin. Shipment shall be by common carrier or Supplier’s own truck, at Supplier’s option. If Supplier ships using its own trucks, Buyer shall reimburse Supplier at the rates customarily charged by common carriers for comparable shipments.

(c)       Payment Terms. The Product Price shall be paid by Buyer to Supplier according to the following timeline: (1) 50% of the Product Price shall be paid by Buyer to Supplier at the time Buyer places the order for such Product, (2) 45% of the Product Price shall be paid by Buyer to Supplier upon shipment of the Product, (3) 5% of the Product Price shall be paid by Buyer to Supplier upon acceptance of the Product at the Buyer’s facility.

(d)       Omitted.

(e)       Forecasts. Within 10 days after the date of this Agreement, Buyer shall provide to Supplier a schedule of Buyer’s requirements for Product to be shipped by Supplier during the immediately succeeding 12 months period. Buyer shall update that schedule on or before the last day of each calendar month during the Term. All such forecasts shall be used for planning purposes only and shall be non-binding.

(f)       Other Terms of Purchase. All purchases of Product pursuant to this Agreement shall be subject to the terms of this Agreement, as supplemented by the consistent provisions of the Supplier’s standard Terms and Conditions of Sale (“Standard Terms”), as in effect from time to time, a current copy of which is attached hereto as Exhibit B. The terms of this Agreement, as so supplemented, shall constitute the entire agreement between the parties as to each and all sales of Product to Buyer during the term of this Agreement. No additional or different terms set forth in any of Buyer’s Purchase Order, Order Acknowledgement or other forms or correspondence shall be of any force or effect. Supplier shall provide Buyer at least thirty (30) calendar day’s prior notice of any change in the Standard Terms.

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(e.)    Product Warranty. Supplier warrants that all Products sold hereunder shall conform to the specifications set forth on Exhibit A and shall be free from material defects in materials and workmanship appearing within one (1) year from their date of delivery. Should any failure to conform with this warranty appear under normal and proper use during the one- year period beginning with delivery, and provided that the Product has been properly stored, installed and maintained, Supplier shall, if given written notice by Buyer within thirty (30) days from the time Buyer discovers the non-conformity, repair or replace, in Supplier’s sole discretion, the non-conforming Product F.O.B. its Monona, Wisconsin facility. The Product may not be returned to Supplier for replacement or otherwise without Supplier’s prior written authorization, and Supplier will not accept any responsibility for Products returned without such authorization. This warranty shall not apply to any Products that (i) have been improperly repaired or altered; (ii) have been used in a manner contrary to Supplier’s instructions; (iii) have been subjected to misuse, negligence or accident; or (iv) have been damaged by or subjected to abrasion, corrosion or chemicals and gases due to the physical environment or other conditions more hostile than those specified. The warranties set forth in this Section 1.5 are the exclusive warranties made by Supplier under this Agreement with respect to the Products. ANY AND ALL OTHER WARRANTIES WITH RESPECT TO THE PRODUCTS, WHETHER EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY WARRANTY THAT THE PRODUCTS ARE DELIVERED FREE OF THE RIGHTFUL CLAIM OF ANY THIRD PERSON BY WAY OF INFRINGEMENT OR THE LIKE, ANY IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE AND ANY WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, ARE HEREBY DISCLAIMED.

(f.)    Product Service. Supplier will make available to Buyer an annual service and maintenance plan at such annual rate and upon such terms to be provided by Supplier from time to time, which plan will renewable for up to ten (10) years from the date of delivery of the Product (“Service Plan”). The Service Plan shall be subject to the terms of this Agreement, as supplemented by the consistent provisions of the Standard Terms.

(g.)     Indemnification.

(a)       By Supplier. Supplier agrees to indemnify, defend and hold harmless Buyer, its directors, officers, agents, insurers and employees from and against any and all claims, losses, costs, liabilities, obligations and damages (including but not limited to reasonable attorney’s fees and legal costs), brought against Buyer by any third party, arising out of or relating to the failure of the Products to conform to the warranty set forth in Section

1.5 of this Agreement.

(b)       By Buyer. Buyer agrees to indemnify, defend and hold harmless Supplier, its directors, officers, agents, insurers and employees from and against any and all claims, losses, costs, liabilities, obligations and damages (including but not limited to attorneys' fees and legal costs) arising out of or relating to bodily injury to any person and/or property damage resulting from the purchase, distribution or sale of the Products which cannot be proved to be the result of the negligence of Supplier or a breach by Supplier of any of its obligations hereunder.

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(c)       Notice. Each party shall provide to the other prompt written notice of the pendency of any claim which may give rise to a right to indemnity pursuant to this Section 1.6.

(h.)    Limitation of Liability. UNDER NO CIRCUMSTANCES WILL SUPPLIER BE LIABLE TO BUYER OR ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL OR CONTINGENT DAMAGES, WHETHER ARISING OUT OF BREACH OF CONTRACT, WARRANTY, TORT (INCLUDING, WITHOUT LIMITATION, NEGLIGENCE AND STRICT LIABILITY) OR OTHER THEORIES OF LAW OR CAUSES OF ACTION, RELATING IN ANY WAY TO THE PRODUCT.

2.          TERM AND TERMINATION.

(a.)       Term. Unless sooner terminated, the term of this Agreement shall commence on the date hereof, shall remain in effect until the date that is five years after the date hereof.

(b.)       Premature Termination Generally. This Agreement may be terminated by either party at any time, without further notice, in the event that the other party materially breaches its obligations under this Agreement and fails or refuses to cure such breach(es) within thirty (30) calendar days after written notice thereof.

(c.)       Effect of Expiration/Termination. The expiration or termination of this Agreement shall not affect the rights and obligations of the parties that accrued prior to such expiration or termination or that by their terms or nature survive the expiration or termination of this Agreement.

3.           MISCELLANEOUS.

(a.)       No Assignment. Neither party may assign this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other party, and any attempted assignment without such consent will be null and void.

(b.)       Entire Agreement; Amendment. This instrument (including all Exhibits hereto) sets forth the entire agreement and understanding of the parties with respect to the purchase and sale of Products during the term of this Agreement, and supersedes all prior written or oral proposals, agreements, communications or understandings between the parties with respect to such matters. No additional or different terms set forth in any correspondence, orders or other forms shall be of any force or effect. Except as otherwise expressly contemplated in this Agreement, this Agreement can only be amended or modified by a written document executed by authorized representatives of both Supplier and Buyer.

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(c.)       Waiver. No waiver of any breach or violation of any of the provisions of this Agreement will constitute or will be deemed to constitute a waiver of any other breach or violation of any provision of this Agreement, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

(d.)       Force Majeure. Neither party shall be liable to the other for any delay in or failure of performance of its obligations hereunder where such delay or failure is caused by fire, floods, strikes, lockouts, inability to obtain raw materials, supplies, fuel or power or any other similar or dissimilar cause beyond its reasonable control, in each instance, which could not have been reasonably avoided and only for the duration of any such event and only if the party in default makes reasonable efforts to remove or overcome the effects of such occurrence or event. Such party affected by any such event shall immediately notify the other party in writing and indicate the expected duration of such interruption.

(e.)       Severability. This Agreement is severable and in the event that any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction, it is expressly agreed that this Agreement will be construed so that the remaining provision will not be affected, but will remain in full force and effect, and any such unenforceable provisions will be deemed, without further action on the part of any person, to be modified, amended and/or limited, but only to the limited extent necessary to render the same valid and enforceable in such jurisdiction.

(f.)       Notices. Notification required or permitted by this Agreement shall be deemed given upon confirmation of receipt by facsimile or on the day following deposit at a U.S. Post Office, for delivery by certified mail – return receipt requested, in either case addressed to the party to be given notice at the address to which that party has previously requested, by notice hereunder, that notices be sent or, if no such request has been made, as follows:

If to Supplier, to:

Phoenix Nuclear Labs, LLC

2555 Industrial Drive

Monona, WI 53713

Attention: President

Fax #: (608) 210-2505

or to such other person or address as Supplier shall furnish to Buyer by notice hereunder.

If to Buyer, to:

Rayton Solar, Inc.

920 Colorado Avenue

Santa Monica, CA 90401

Attention: Chief Executive Officer

or to such other address as Buyer shall furnish to Supplier by notice hereunder.

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(g.)       Remedies Cumulative. Supplier’s rights and remedies under this Agreement are cumulative and in addition to all other rights and remedies at law or in equity.

(h.)       Governing Law; Forum Selection. THIS AGREEMENT, AND ALL PURCHASES OF PRODUCT PURSUANT HERETO, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS, WITHOUT REFERENCE TO PRINCIPLES OF CONFLICTS OF LAWS, OF THE STATE OF WISCONSIN. ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE PURCHASE/SALE OF PRODUCT DURING THE TERM OF THIS AGREEMENT SHALL BE DETERMINED EXCLUSIVELY BY A FEDERAL OR STATE COURT SITTING IN DANE COUNTY, WISCONSIN AND, IN THE EVENT OF AN APPEAL OR PETITION FOR REVIEW OR CERTIORARI, BY THE COURTS HAVING JURISDICTION TO REVIEW THE DECISIONS OF THE COURTS SPECIFICALLY IDENTIFIED ABOVE. THE PARTIES CONSENT TO IN PERSONAM JURISDICTION AND TO VENUE EXCLUSIVELY IN SAID COURTS; AND BUYER HEREBY APPOINTS THE SECRETARY OF STATE OF WISCONSIN AS ITS AGENT FOR SERVICE OF PROCESS IN ANY SUCH ACTION.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Supply Agreement to be executed as of the date first above written.

PHOENIX NUCLEAR LABS LLC

By:
Name:
Title:

RAYTON SOLAR INC.

By:	/s/ Andrew Yakub
Name:	Andrew Yakub
Title:	CEO

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EXHIBIT A

Specifications

Specifications to be determined based on operational results of the Phase II Prototype.

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EXHIBIT B

[Phoenix Nuclear Labs’ Standard Terms and Conditions of Sale]

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